UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

FAT Brands Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

December 24, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[  ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30258N105	Schedule 13G	Page 1 of 6 pages

1	NAME OF REPORTING PERSON Fog Cutter Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 30258N105	Schedule 13G	Page 2 of 6 pages

1	NAME OF REPORTING PERSON Anthony M.V. Coombs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	Schedule 13G	Page 3 of 6 pages

1	NAME OF REPORTING PERSON Kenneth J. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	Schedule 13G	Page 4 of 6 pages

Explanatory Note:

On December 24, 2020, FAT Brands Inc. (the “Issuer”) completed its acquisition of Fog Cutter Capital Group Inc. (“FCCG”), through the merger of FCCG with and into Fog Cutter Acquisition, LLC, a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated December 10, 2020, by and among the Issuer, FCCG, Merger Sub and Fog Cutter Holdings, LLC. As a result of the Merger, FCCG merged into Merger Sub and its holdings of securities of the Issuer were cancelled, and FCCG has ceased to be the beneficial owner of more than 5% of the outstanding shares of common stock of the Issuer.

Item 1.

	(a)	Name of Issuer: FAT Brands Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

Item 2.

	(a)	Name of Person Filing:

(i) Fog Cutter Capital Group, Inc.
(ii) Anthony M.V. Coombs
(iii) Kenneth J. Anderson

	(b)	Address of Principal Business Office or if none, Residence:

9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

	(c)	Citizenship:

(i) Fog Cutter Capital Group, Inc. – Maryland
(ii) Anthony M.V. Coombs – United Kingdom
(iii) Kenneth J. Anderson – United States

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: 30258N105

Item 3.		Not Applicable

Item 4.		Ownership.

	(a)	Amount Beneficially Owned: 0

	(b)	Percent of Class: 0%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0 shares

(ii) shared power to vote or to direct the vote: 0 shares

(iii) sole power to dispose or to direct the disposition of: 0 shares

(iv) shared power to dispose or to direct the disposition of: 0 shares

CUSIP No. 30258N105	Schedule 13G	Page 5 of 6 pages

Item 5.

Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

As of the date hereof, each of the reporting persons has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 30258N105	Schedule 13G	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2021

Fog Cutter Capital Group, Inc.

By:	/s/ Ron Roe
Name:	Ron Roe
Title:	Chief Financial Officer

/s/ Anthony M.V. Coombs
Anthony M.V. Coombs

/s/ Kenneth J. Anderson
Kenneth J. Anderson